Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

IsoEnergy Ltd. (“IsoEnergy” or the “Company”)

217 Queen Street West, Suite 401

Toronto, Ontario, Canada

M5V 0R2

Item 2	Date of Material Change

January 20, 2026 and January 27, 2026

Item 3	News Release

The news releases with respect to the material changes described herein were disseminated on January 20, 2026 and January 27, 2026, through the services of Cision PR Newswire and were subsequently filed on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on EDGAR at www.sec.gov.

Item 4	Summary of Material Change

On January 20, 2026, the Company entered into an agreement with a syndicate of underwriters (the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 3,333,400 common shares of the Company (“Common Shares”) at a price of C$15.00 per Common Share (the “Offering Price”) for gross proceeds of C$50,001,000 (the “Offering”).

The Company also agreed to grant the Underwriters an over-allotment option to purchase up to an additional 500,010 Common Shares at the Offering Price, exercisable in whole or in part, at any time and from time to time on or prior to the date that is 30 days following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes (the “Over-Allotment Option”).

On January 27, 2026, the Company closed its previously announced Offering, pursuant to which the Company sold 3,833,410 Common Shares at the Offering Price, for gross proceeds of C$57,501,150, which includes the full exercise of the Over-Allotment Option.

On January 27, 2026, the Company also closed its previously announced non-brokered private placement (the “Concurrent Private Placement”), pursuant to which the Company issued 1,666,667 Common Shares at a price of C$15.00 per Common Share to NexGen Energy Ltd. (“NexGen”) for aggregate gross proceeds of C$25,000,005.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

On January 20, 2026, the Company entered into an agreement with the Underwriters, pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 3,333,400 Common Shares at the Offering Price for gross proceeds of C$50,001,000. The Company also agreed to grant the Underwriters the Over-Allotment Option.

The Common Shares were offered by way of a prospectus supplement filed in all of the provinces and territories of Canada, except Quebec, and in the United States on a private placement basis, and other jurisdictions outside of Canada and the United States.

On January 27, 2026, the Company closed its previously announced Offering, pursuant to which the Company sold 3,833,410 Common Shares for gross proceeds of C$57,501,150, which includes the full exercise of the Over-Allotment Option. The proceeds from the Offering are expected to be used to fund the continued development and further exploration of the Company’s mineral properties, and for general corporate purposes.

On January 27, 2026, the Company also closed its previously announced Concurrent Private Placement, pursuant to which the Company issued 1,666,667 Common Shares at a price of C$15.00 per Common Share to NexGen for aggregate gross proceeds of C$25,000,005. The proceeds from the Concurrent Private Placement are expected to be used to fund the continued development and further exploration of the Company’s mineral properties, and for general corporate purposes.

The Concurrent Private Placement was completed to enable NexGen to maintain its pro rata ownership interest in the Company at approximately 30% after giving effect to the Offering. The Common Shares issued pursuant to the Concurrent Private Placement are subject to a statutory hold period of four months and one day following the closing of the Concurrent Private Placement. No commission or other fee was payable in connection with the sale of Common Shares pursuant to the Concurrent Private Placement.

NexGen’s participation in the Concurrent Private Placement constitutes a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is exempt from the requirement to obtain a formal valuation or minority shareholder approval in connection with the Concurrent Private Placement under MI 61-101 in reliance on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 due to the fair market value of the Concurrent Private Placement being below 25% of the Company’s market capitalization for purposes of MI 61-101. The Company was not able to file a material change report 21 days prior to the closing date of the Concurrent Private Placement as a result of the closing date. The Concurrent Private Placement was approved by the board of directors of the Company with each of Messrs. Curyer, Patricio and McFadden having disclosed his interest in the Concurrent Private Placement and abstaining from voting in respect thereof. The Company has not received, nor has it requested a valuation of its securities or the subject matter of the Concurrent Private Placement in the 24 months prior to the date hereof.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act, and applicable state securities laws.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Philip Williams, CEO and Director (833) 572-2333

Item 9	Date of Report

January 29, 2026

Cautionary Note Regarding Forward-Looking Information

This material change report contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. This forward-looking information may relate to the Offering or the Concurrent Private Placement, including statements with respect to the anticipated use of proceeds from the Offering or the Concurrent Private Placement; and any other activities, events or developments that the Company expects or anticipates will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, the price of uranium; and that general business and economic conditions will not change in a materially adverse manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; and general economic and political conditions in Canada, the United States and other jurisdictions where the applicable party conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in IsoEnergy’s most recent annual management’s discussion and analysis or annual information form and IsoEnergy’s other filings with the Canadian securities regulators and the United States Securities and Exchange Commission which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking information, except in accordance with applicable securities laws.